Western Asset Mortgage Capital Corporation

385 East Colorado Boulevard

Pasadena, California 91101

May 7, 2012

Re:                             Western Asset Mortgage Capital Corporation (the “Company”)
Registration Statement on Form S-11
Registration File No. 333-159962

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir/Madam:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4 p.m. Eastern Daylight Time on May 9, 2012 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

WESTERN ASSET MORTGAGE CAPITAL CORPORATION

By:	/s/ Charles A. Ruys de Perez
	Name:	Charles A. Ruys de Perez
	Title:	Secretary

[Signature Page to Acceleration Request]

May 7, 2012

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Western Asset Mortgage Capital Corporation
Registration Statement on Form S-11
Filed June 12, 2009
File No. 333-159962

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the several underwriters, hereby join in the request of Western Asset Mortgage Capital Corporation that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 4:00 p.m. on Wednesday, May 9, 2012, New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)                                     Date of preliminary prospectus: April 30, 2012

(ii)                                  Dates of distribution: April 30, 2012 – May 9, 2012

(iii)                               Number of prospective underwriters to whom the preliminary prospectus was furnished: 10

(iv)                              Number of prospectuses distributed: approximately 11,396

(v)                                 We were advised by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

(vi)                              We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Sincerely,

DEUTSCHE BANK SECURITIES INC.
J.P. MORGAN SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
As Representatives of the Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

	By:	/s/ Neil Abromavage
		Name:	Neil Abromavage
		Title:	Managing Director

	By:	/s/ Francis Windels
		Name:	Francis Windels
		Title:	Managing Director

Signature Page to Acceleration Request

By:	J.P. MORGAN SECURITIES LLC

	By:	/s/ Frank Bruni
		Name:	Frank Bruni
		Title:	Managing Director

Signature Page to Acceleration Request

By:	CITIGROUP GLOBAL MARKETS INC.

	By:	/s/ Kevin Deignan
		Name:	Kevin Deignan
		Title:	Managing Director

Signature Page to Acceleration Request